

Mail Stop 4561

January 13, 2016

Michael S. Dell
Chairman of the Board and Chief Executive Officer
Denali Holding Inc.
One Dell Way
Round Rock, Texas 78682

Joseph M. Tucci
Chairman of the Board and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re:** **Denali Holding Inc.**
> **Registration Statement on Form S-4**
> **Filed December 14, 2015**
> **File No. 333-208524**
>
> **EMC Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 14, 2015**
> **File No. 001-09853**

Dear Messrs. Dell and Tucci:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Denali Holding Inc.'s Registration Statement on Form S-4</u>

<u>General</u>

1.   In light of the complexity of the transaction, please present a plain English description of the material terms of the merger transaction most critical to EMC shareholders as a preface to the detailed Questions and Answers section. At a minimum, you should discuss the following:

- the uncertainty of the total merger consideration, including the lack of a direct correlation between the market value of the Class V Common Stock and VMware's Class A common stock;
- the uncertainty that the Class V Common Stock will track the performance of Denali's economic interest in the VMware business;
- the possibility that Class V Common Stock may track assets and liabilities and/or businesses other than Denali's economic interest in the VMware business;
- the possibility that the economic interests in the Class V Group may change upon reallocation of assets or liabilities;
- the material differences in the rights of an EMC shareholder and a Denali Class V stockholder (e.g., Denali is a controlled company); and
- the material differences between the rights of Denali Class V Common Stock and Class C Common Stock if Class V Common Stock is converted.

2.   Throughout the registration statement, you refer to "Groups" and "segments" and it is unclear how these two terms relate to each other and how an EMC shareholder should interpret them. Please describe for us how you will structure Denali's business following the merger and how you will clearly distinguish between (a) the Class V Group and the DHI Group and (b) the company's GAAP segments. Include a diagram that identifies the assets and liabilities and/or businesses initially allocated to the DHI Group and the Class V Group. If the assets and liabilities and/or businesses do not align, initially or in the future, with the GAAP segments, then describe the information you will provide to enable Class V stockholders and other market participants to evaluate the performance of the Class V Group.

3.   You present information about the Denali Tracking Stock Policy and the actions the Denali board and the Capital Stock Committee may take, such as allocating assets and liabilities to the DHI Group and the Class V Group. Please clarify how such actions may or may not affect a Class V stockholder's interest in Denali.

Fee Table

4.   You seek to register an indeterminate number of Class C Common Stock that is issuable upon the conversion of Class V Common Stock. Please revise to include a good faith estimate of the maximum number of Class C Common Stock that may be issued upon conversion. Refer generally to Question 213.01 of Securities Act Rules Compliance and Disclosure Interpretations, available on our website, at www.sec.gov.

Letter to EMC Shareholders

5.   Please clarify that, although you intend for the Class V Common Stock to track the performance of Denali's economic interest in the VMware business, there are no specific terms or features of the Class V Common Stock that ensure it will.

Questions and Answers

Questions and Answers Regarding Denali's Proposed Tracking Stock Structure

Q: How are Denali's interests aligned with the interests of the holders of Class V Common Stock?, page 11

6.   You disclose on pages 11 and 12 that Denali will be the largest stockholder of VMware and that the MD stockholders and the MSD Partners stockholders will be able to control actions to be taken by Denali, including the election of the directors of VMware. Please disclose the ownership percentage and voting power in VMware that Denali is expected to hold after the merger.

Q: Can Denali allocate assets and liabilities to the Class V Common Stock that would not initially be part of the Class V Group?, page 14

7.   Please revise the question to clarify that any allocation of assets or liabilities is to the Class V Group and not to the Class V Common Stock. Also discuss how a change in assets and liabilities and/or businesses being tracked by the Class V Group may impact an investor's economic interest in the Class V Group.

Q: How common is tracking stock? Do other tracking stocks exist? When was the last time a tracking stock was issued?, page 15

8.   You state that tracking stock is not as common as certain other financing structures. Please clearly state that tracking stocks are used infrequently. Also, given that Class V Common Stock is intended to "track" the performance of Denali's economic interest in a publicly-traded company, please consider the relevance of the examples provided.

Summary, page 16

9.   You disclose on page 44 that upon listing the shares of Class V Common Stock, Denali will be a "controlled company" within the meaning of the NYSE rules. Please explain here the significance of the controlled company exemptions to shareholders.

Interests of Certain EMC Directors and Officers, page 21

10.   Please quantify the aggregate compensation that each EMC director and executive officer will receive as a result of the merger as described in more detail starting on page 211.

Redemption for Securities of Class V Group Subsidiary, page 31

11.   Your discussion of the redemption provisions is unclear. For example, you introduce the concept of a Class V Group Subsidiary without sufficient context. Please clarify, if true, that a Class V Group Subsidiary will only be established or designated for redemption purposes, or advise. Revise your disclosures here and on page 281 so that an investor can readily understand these provisions.

Risk Factors

Risk Factors Relating to the Merger, page 35

12.   Please add a risk factor addressing the impact of the recent decline in the VMware Class A common stock trading price on the implied value of the merger consideration and the value of the cash payment to be paid in lieu of fractional shares of Class V Common Stock.

"The merger agreement subjects EMC to restrictions on its business activities," page 37

13.   Please identify the material restrictions on EMC's business activities.

"Because there is no established trading market…," page 39

14.   Please remove any implication that the market price of VMware's Class A common stock would correlate to or be used as a benchmark for the market price of Class V Common Stock. Considering the different characteristics and rights of the two securities, as well as the fact that Class V Common Stock is only intended to track 65% of Denali's economic interest in the VMware business, it appears such implication is inappropriate.

"There is a lack of certainty regarding the U.S. federal income tax treatment…," page 41

15.   Please tell us what consideration you have given to quantifying the potential tax liability if EMC were required to recognize a gain for U.S. federal income tax purposes.

Risk Factors Relating to the Combined Company

"After the closing of the merger…," page 42

16.   We note that this risk factor discusses multiple risks, including the voting control of the MD stockholders and the MSD Partners stockholders, differential voting power among directors, varying interests among the different classes of stockholders and potential conflicts of interests. Please revise this risk factor to ensure that each material risk is addressed in a separate risk factor.

"Upon the listing of the shares of Class V Common Stock on the NYSE…," page 44

17.   Please disclose the total voting power to be held by the MD stockholders, the MSD Partners stockholders and the SLP stockholders after closing of the merger. Also state that EMC is not a controlled company, and therefore, if EMC shareholders become holders of Class V Common Stock, they would no longer be afforded the same corporate governance protections.

"Denali may not be able to achieve its objective of reducing its indebtedness…," page 45

18.   You disclose that you expect to reduce indebtedness using cash from the disposition of non-core businesses of the DHI Group, including EMC. Please describe what you consider to be a non-core business to provide shareholders with insight into the businesses that will remain with the combined entity. Please also tell us whether any dispositions of non-core businesses have occurred or are probable, and if so, tell us what consideration you have given to presenting pro forma financial information relating to such dispositions.

Risk Factors Relating to Denali's Proposed Tracking Stock Structure

"The Denali board of directors may in its sole discretion elect to convert…," page 62

19.   Please expand this risk factor to describe the material differences in rights between Class V and Class C Common Stock. Consider including a cross-reference to what should be a more detailed discussion of these differences under "Conversion of Class V Common Stock into Class C Common Stock at the Option of Denali" on page 288.

Information About Denali and Dell, page 73

20.   We note the penultimate risk factor on page 52. Please describe and quantify any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. See Item 14(a) of Form S-4 and Item 101(c)(1)(ix) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Denali

Non-GAAP Financial Measures, page 85

21.   Please provide us with a breakdown of the individual items that compose each of the purchase accounting non-GAAP adjustments for all periods presented.

Liquidity, Capital Commitments, and Contractual Cash Obligations

Liquidity

Key Performance Metrics, page 120

22.   Please present a reconciliation of the most recent quarterly non-GAAP net revenue and non-GAAP cost of sales used in calculating your DSO, DSI and DPO metrics to the most directly comparable GAAP measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

Proposal 1: Approval of the Merger Agreement

Background of the Merger, page 156

23.   We note that the EMC board of directors considered various strategic alternatives, including a spin-off of EMC's shares in VMware to EMC shareholders, a potential transaction with another company, possible sale of assets or of EMC as a whole, various "Federation 2.X" enhancements, and the creation of a managed cloud services business, among others. Please discuss why each alternative was ultimately rejected in favor of the merger transaction with Denali.

24.   Describe in greater detail the nature and substance of the negotiations during the meetings, including the material issues discussed, the key negotiated terms, and the positions taken by those involved. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved during the course of discussions. For example, discuss the negotiations and material developments regarding the consideration offered, including the tracking stock component; the significant indebtedness to finance the merger; and the tax consequences of the transaction. You should reconsider the background section in its entirety when evaluating your disclosure.

25.   Please provide us with copies of all materials prepared by Morgan Stanley, Evercore and McKinsey and shared with the EMC board of directors, including copies of all board books.

26.   You disclose on page 172 that "EMC's management team and representatives of Skadden and Morgan Stanley were able to negotiate transaction terms that were more favorable to EMC shareholders…." Please discuss in more detail the differences between the initial and final terms and how the final terms were more favorable to EMC shareholders.

EMC's Reasons for the Merger; Recommendation of the EMC Board of Directors, page 173

27.   Given your statements in risk factors that the Class V Common Stock may not directly correlate to the market price of VMware Class A common stock, discuss how the board determined that it is appropriate to calculate an implied value of the merger consideration and the "premium" based on the market price of VMware Class A common stock. Disclose the implied merger consideration and premium, if any, using the market price of VMware Class A common stock as of the most recent practicable date. Also, revise to discuss what consideration the board gave to analyzing the anticipated value of the merger consideration assuming that the Class V Common Stock would likely trade at a discount to the VMware Class A common stock given the "different characteristics of the two securities."

28.   In citing to the financial advisors' analyses and opinions as factors that support the merger, disclose what consideration the board gave to the fact that Morgan Stanley and Evercore performed their analyses based on an implied merger consideration assuming a direct correlation between the Class V Common Stock and the VMware Class A common stock that you warn may not exist. Please discuss how the EMC board considered the recent decline in the market price of VMware Class A common stock in determining not to obtain an updated fairness opinion from Morgan Stanley and Evercore and how this impacts its recommendation to EMC shareholders, if at all.

29.   Please discuss the consideration, if any, that the board gave to the nature and characteristics of the tracking stock portion of the merger consideration in comparison with the EMC common stock, including the uncertain valuation, the significant differences in voting rights, etc.

30.   You indicate that the Class V Common Stock is intended to give EMC shareholders the opportunity to benefit from synergies anticipated to be realized by VMware following the transaction. Please elaborate on the nature of these synergies and quantify them if possible.

31.   Disclose what conclusions the board made about the "potential shareholder value" attributable to the strategic alternatives listed in the sixth bullet point and how those values compared to the merger consideration.

32.   You state on page 175 that a factor in favor of the transaction is that Denali's board of directors will have fiduciary duties to holders of the Class V Common Stock. However, in a risk factor on page 59 you state that Denali's tracking stock capital structure could create conflicts of interest and the Denali board may make decisions that could adversely

affect or not be in the best interest of a particular group. Please discuss how this potential conflict of interest was considered by the board in evaluating the proposed transaction.

Opinions of EMC's Financial Advisors

Premia Paid Analysis, page 185

33.   Discuss whether Morgan Stanley considered a potential decrease in market value of the VMware Class A common stock in analyzing the implied merger consideration of $33.15. Also discuss if Morgan Stanley considered whether the Class V Common Stock may trade at a discount to the trading price of VMware Class A common stock.

Opinion of Evercore

Class V Common Stock Discount, page 197

34.   Discuss whether Evercore considered a trading discount greater than 10% in assessing the valuation ranges and, if not, why a maximum discount of 10% was appropriate.

Interests of Certain EMC Directors and Officers

Golden Parachute Compensation, page 218

35.   Please revise footnote (4) to quantify each separate form of compensation included in the aggregate total reported. Refer to Item 18(a)(7) of Form S-4 and Instruction 4 to Item 402(t)(2) of Regulation S-K.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders, page 221

36.   We understand that the opinions to be filed will be subject to uncertainty as there are no Internal Revenue Code provisions, U.S. federal income tax regulations, court decisions, or published IRS rulings directly addressing the characterization of stock with characteristics similar to Class V Common Stock. As such, tax counsel is unable to provide a "will" opinion. Ensure that the degree of uncertainty in the opinions is described here and elsewhere, such as in the risk factor disclosure on page 41. See Section III.C.4 of Staff Legal Bulletin No. 19.

37.   It is inappropriate to assume the receipt and accuracy of opinions. Please revise.

38.   Under Sections 6.02 and 6.03 of the Agreement and Plan of Merger, both Denali and EMC have the right to waive the condition to receive the tax opinions. Please undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. See Section III.D. 3 of Staff Legal Bulletin No. 19.

Denali Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Denali Unaudited Pro Forma Condensed Combined Financial Statements

4. Estimate of Consideration Transferred and Assets to be Acquired and Liabilities to be Assumed, page 268

39.   Considering the recent decline in the trading price of VMware's common stock, tell us your consideration to use a more recent valuation for pro forma disclosure purposes. Also, please revise the sensitivity analysis to provide a range of possible outcomes that is more reflective of current market conditions.

6. Pro Forma Adjustments

Pro Forma Adjustments to the Statements of Income (Loss), page 270

40.   Please provide us with the pro forma earnings per share calculations to be included in Note (g) based on information that is currently known.

41.   Pursuant to the terms of the merger agreement, each currently outstanding EMC stock option will vest and become fully exercisable prior to the effective time of the merger and each currently outstanding EMC restricted stock unit will fully vest. Tell us the amount of compensation expense that will be recorded upon acceleration of the vesting and whether you considered disclosing this charge in the notes to the unaudited pro forma financial statements. To the extent material, please also tell us whether you considered including a pro forma balance sheet adjustment to retained earnings for such charge.

Description of Denali Capital Stock Following the Merger

Liquidation and Dissolution

Liquidation Units, page 290

42.   Please clarify what trading in the "regular way" market means in this context.

43.   Please explain how the Denali board will determine the fair value of Class C Common Stock, absent a trading market.

44.   Please clarify what role, if any, the Capital Stock Committee would have in determining the fair value of the Class C Common Stock, as it would impact the number of liquidation units of the Class V Common Stock.

45.   Please provide an illustrative example showing the number of liquidation units a holder of Class V Common Stock would receive based on hypothetical market prices and fair values.

Description of Denali Tracking Stock Policy

Relationship between the DHI Group and the Class V Group

Other Transfer of Assets and Liabilities, page 295

46.   To the extent assets and/or liabilities, not attributable to the VMware business, are allocated or reallocated between the Groups, please explain what information will be provided to holders of Class V Common Stock to enable them to evaluate the performance of the Class V Group.

Financial Reporting: Allocation Matters

Financial Reporting, page 298

47.   You state that you will provide segment information in respect of the DHI Group and the Class V Group in accordance with GAAP. Please describe further the intended segment structure of the business following the merger. Tell us whether the DHI Group and the Class V Group will be considered separate operating and/or reporting segments, and if so, tell us how you applied the guidance in ASC 280 in identifying these Groups as segments. If these Groups will not be separate segments, revise your disclosures to clarify what you mean by "segment information in respect of the DHI Group and the Class V Group in accordance with GAAP."

48.   You also state that the Class V Common Stock, the DHI Group common stock and the Class V Group segment will be allocated the debt and preferred stock of VMware and its subsidiaries from time to time in accordance with GAAP. Please explain further your application of GAAP for the allocation of debt and preferred stock to a class of stock.

Denali Financial Statements

Consolidated Statements of Income (Loss), page F-5

49.   You disclose on page F-16 that revenue from third-party software sales is included within the "Services Revenue, including software related" line item. Please tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X when combining product revenues with service revenues.

50.   We note that you have both Series A and Series B common stock outstanding at each balance sheet date, as well as Series C common stock outstanding at December 1, 2015. Tell us what consideration you have given to the two-class method for computing basic

and diluted earnings per share for each class of your common stock. We refer you to ASC 260-10-45-60B(d). In addition, please enhance your disclosures in Note 19, as necessary, to describe the pertinent rights and privileges of your various series of common stock outstanding. We refer you to ASC 505-10-50-3.

Notes to Audited Consolidated Financial Statements

Note 6. Debt

Covenants and Restricted Net Assets, page F-32

51.   Tell us what consideration you have given to separately disclosing the amount of restricted net assets for your unconsolidated and consolidated subsidiaries as of the end of the most recently completed fiscal year. We refer you to Rule 4-08(e)(3)(ii) of Regulation S-X.

EMC Corporation's Preliminary Proxy Statement on Schedule 14A

52.   Please revise EMC Corporation's Preliminary Proxy Statement in accordance with the above comments, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Richard Capelouto, Esq.
        Simpson Thacher & Bartlett LLP

        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP